Exhibit 5.E

EXPENSES

Expenses payable, other than underwriting commissions, by JICA in connection with the issuance and sale of the Securities are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 135.96 = U.S.$1.00, the spot buying rate quoted on the Tokyo Foreign Exchange on May 15, 2023, as reported by the Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$20,972
Fiscal Agent’s fee, including printing and engraving the Securities	100,000
Printing expenses	18,500
Legal fees and expenses	100,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	254,465

Total	$493,937